[Transamerica Life Insurance Company Letterhead]

December 17, 2007

Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA Y (Flexible Premium Variable Annuity – J)
File Nos. 333-131987; 811-21858

Transamerica Life Insurance Company
Separate Account VA C (Transamerica Extra Variable Annuity)
File Nos. 333-83957; 811-09503

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filings for Separate Account VA Y and Separate Account VA C of Transamerica Life Insurance Company (“Transamerica” or “we”). For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response. The comments apply to disclosure in both post-effective amendment filings.

Comments regarding Fee Table and Expense Examples of prospectus supplements:

Comment #8. In the expense examples, specify whether showing current or maximum charges.

Response: The following italicized language has been added to Footnote 1 of the Annuity Policy Fee Table and Expense Examples.

(1)

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See Section 5, Expenses.

General comments on supplements:

Comment #18. Move examples in the supplements to the statement of additional information (“SAI”) to the prospectus supplements, potentially as appendices.

Response: We respectfully decline the removal of the examples from the SAI.

Comment #19. The section that describes the rider should not just summarize the rider, but should include all the material rights and obligations of the rider.

Response: We have revised our disclosure to read:

The Retirement Income Choice rider and additional options may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the Retirement Income Choice rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.

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Do not hesitate to contact me at (319) 355-5591 with any comments or questions you have about any of the responses provided above.

Very truly yours,

/s/ Alaina Conrad
Alaina Conrad Senior Registered Product Specialist Transamerica Life Insurance Company

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